[GRAPHIC OMITTED]
pomeroy
IT Solutions

                                                  1020 Petersburg Road
                                                  Hebron, KY  41048
                                                  Phone:  859.586.0600

                                December 29, 2005


Securities and Exchange Commission
Attention: Brad Skinner, Accounting Branch Chief
100 F. Street, N.E.
Washington, DC 20549

     Re:     Pomeroy  IT  Solutions,  Inc.
             File No. 000-20022

Dear Mr. Skinner:

     Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company" or "Pomeroy"), hereby submits the additional responses set forth below to your follow-up Comment Letter, dated November 22, 2005 (the "Comment Letter"), pertaining to the Company's Annual Report on Form 10-K for the year ended January 5, 2005 and the Quarterly Report on Form 10-Q for the quarter ended July 5, 2005. The Company appreciates that the Commission's comments are designed to assist the Company in providing more meaningful disclosure to the investment community and to clarify certain of the Company's revenue recognition policies.

     Our responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter followed by the Company's response.


FORM  10-K  FOR  THE  FISCAL  YEAR  ENDED  JANUARY  5,  2005
------------------------------------------------------------

FINANCIAL  STATEMENTS
---------------------

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------

REVENUE  RECOGNITION,  PAGE  F-9
--------------------------------

1. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 3 AND IT IS UNCLEAR TO US HOW YOU HAVE DETERMINED THAT THE RISKS OF OWNERSHIP HAVE PASSED TO YOUR CUSTOMERS IN ORDER TO RECOGNIZE REVENUE ON A BILL AND HOLD BASIS. IN THIS REGARD, PLEASE EXPLAIN TO US HOW YOU HAVE EVALUATED THE EFFECT OF SECTION 5 OF YOUR COI AGREEMENT. THIS SECTION


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Securities and Exchange Commission
December 29, 2005
Page 2


     APPEARS TO INDICATE THAT YOU ARE RESPONSIBLE FOR MAINTAINING PROPERTY INSURANCE AND THAT RISK OF LOSS SHIFTS TO YOUR CUSTOMERS UPON DELIVERY TO A COMMON CARRIER.

     The Company's logistical deployment service program is utilized by customers who are implementing a staged computer migration or a large computer refresh project. The customer's business purpose for doing so is to ensure consistency and standardization in product specifications throughout the customer's facilities. Due to ever-changing technology, original equipment manufacturers will not guarantee consistency and standardization in product specifications. Therefore, a bulk purchase is made at the customer's request, in order to ensure that the respective customer's business requirements are met and that consistent, standardized products are deployed across the customer's IT environment. Customers request Pomeroy to perform staged deliveries to their various locations, normally during a six-month period, because it is generally not feasible to install all of the computers simultaneously.

     There are a number of factors that affect whether the risks of ownership have passed to the customer. The agreement pertaining to the Customer Owned Inventory ("COI") clearly provides that legal title remains with the customer while at a Pomeroy facility. The customer assumes all risk of ownership and risk of loss for computer hardware obsolescence, defects, theft and damage while in the physical possession of Pomeroy. In addition, the customer's products are subject to the original manufacturer's warranty terms from the date of purchase.

     Customer-owned inventories are segregated from Pomeroy-owned inventory. Due to the practical difficulties of each customer obtaining separate insurance coverage, Pomeroy's general insurance policy also provides replacement value coverage for all customer-owned inventories. This fact is not indicative that risk of loss is with Pomeroy since any proceeds from an insurance claim arising from such loss belong to the customer and to the extent that the original purchase price is greater than the replacement value (the insurable amount) the customer would be liable for this loss.

     For these reasons, Pomeroy has concluded that risk of ownership has passed to our customers.

2. PLEASE EXPLAIN TO US HOW YOU HAVE CONSIDERED FOOTNOTE 18 TO SAB TOPIC 13(A)(3)(A) REGARDING THE FORM OF CUSTOMER REQUESTS RELATED TO BILL AND HOLD TRANSACTIONS.

     The nature of Pomeroy's bill and hold transactions is such that the customer requests Pomeroy to hold its products until such time as the products are deployed to the customer's sites. The Company's COI contractual agreement specifically states the customer desires Pomeroy to acquire products for storage, configuration and/or deployment. The customer's business purpose for doing so is to ensure consistency and standardization in product specifications throughout the customer's facilities. Due to ever-changing technology, original equipment manufacturers will not guarantee consistency and standardization in product specifications. Therefore, a bulk purchase is made by the Company, at the customer's request, in order to ensure that the respective customer's business requirements are met and that consistent, standardized products are deployed across the customer's IT environment with a staged, phased approach.


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Securities and Exchange Commission
December 29, 2005
Page 3


     Pomeroy requires a written, customer-signed document outlining the terms and conditions, prior to recording any revenue under a bill and hold arrangement. Therefore, we have addressed footnote 18 to SAB Topic 13(A)(3)(a) by requiring a written, signed customer request.

3. YOUR RESPONSE TO PRIOR COMMENT NUMBER 3 DOES NOT APPEAR TO INDICATE THAT A STATED, FIXED DELIVERY SCHEDULE EXISTS IN ORDER TO RECOGNIZE REVENUE ON A BILL AND HOLD BASIS. PLEASE EXPLAIN FURTHER HOW YOU HAVE MET THIS REQUIREMENT.

     A roll-out schedule for product deployment is part of a staged computer migration or a large computer refresh project. This schedule, which is typically a part of a statement of work between Pomeroy and the customer, is important because it requires significant coordinating efforts between the customer and the Company. Through a Master Agreement, COI Agreement or separate written documents, the customer directs, in writing, the timing and location of the delivery of their computer products. However, the COI Agreement (or Master Agreement if the terms relating to COI are incorporated into the Master Agreement) provides that if the customer fails to direct the delivery of the products within 180 days, then Pomeroy is authorized to ship the product to the customer's place of business at the end of the 180-day period.


4.   PLEASE  ASK  THAT  YOUR  AUDITORS  DESCRIBE TO US THE AUDIT PROCEDURES THEY
     APPLIED TO BILL AND HOLD TRANSACTIONS AND THE EVIDENCE THEY GATHERED TO SUPPORT THEIR CONCLUSION THAT REVENUE MAY BE RECOGNIZED PRIOR TO SHIPMENT. REQUEST THAT THEY SPECIFICALLY EXPLAIN HOW THEY ADDRESSED THE REQUIREMENTS IDENTIFIED IN THE COMMENTS ABOVE.

     Our auditors, Crowe Chizek and Company LLC ("Crowe Chizek" or "they" or "their") received from Pomeroy a listing by customer, by invoice of COI held by Pomeroy as of January 5, 2005. They compared average gross margins of COI hardware sales year over year noting consistency in the current year with average gross margins realized in the previous year. They selected the largest 5 customer balances for detail testing and confirmation (the largest 5 customer balances represented 72% of the total COI balance at January 5, 2005). They requested confirmations from the customers of the detail of the customers' inventory that Pomeroy was holding on their behalf.They received confirming responses from 4 of the 5customersrepresenting 85% of thetotal amountconfirmed. The fifth customer did not respond.For each of the 5 selected customers, they reviewed a copy of the contract/ agreement between the customer and Pomeroy and a sample of invoices included in the confirmation letters, representing inventory held by Pomeroy at year end.


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Securities and Exchange Commission
December 29, 2005
Page 4


     Crowe Chizek's assessment and review concluded with an inquiry of Pomeroy management of the following seven criteria points, set forth by the Commission in SAB No. 101, to be met in order to recognize revenue when delivery has not occurred. Their assessment of Pomeroy's COI revenue recognition concluded that such requirements, as set forth below, were met:

     -    The  risks  of  ownership  must  have  passed  to  the  buyer;
     - The customer must have made a fixed commitment to purchase the goods,preferably in written documentation;
     - The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyermust have a substantial business purpose for ordering the goods on a bill and hold basis;
     - There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);
     - The seller must not have retained any specific performance obligations such that the earning process is not complete;
     - The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders and
     -    The equipment (product)  must  be  complete  and  ready  for shipment.

     As part of their year-end physical inventory observation, Crowe Chizek noted that the Company's COI is separately identifiable from Pomeroy's inventory (containing unique yellow bar code stickers) and is given an immaterial 1-penny value on the priced out inventory listing for identification purposes.

     Crowe Chizek inquired of Pomeroy management of any additional unique bill and hold arrangements that existed at year end beyond the COI items reviewed. Pomeroy management advised them that no other such arrangements existed as of January 5, 2005.

     Specifically to comments 1 through 3 raised by the Commission in its letter to Pomeroy dated November 22, 2005, Crowe Chizek concurred with the response by Pomeroy management and through review of the documentation mentioned above, that risk of ownership had transferred to the customer and is acommon practice for logistical deployment in this industry. The fact that the Company maintains property insurance for the convenience of its customers does not override the assessment that ownership rights have transferred. They determined that the signed COI contracts (or equivalent documentation) between each customer and Pomeroy represented the written mutual agreement between the parties that Pomeroy was holding the customer's inventory on its behalf.The typical fixed delivery schedule as detailed in the contract required the purchaser to take possession of the inventory within 180 days or be subject to additional storage fees.


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Securities and Exchange Commission
December 29, 2005
Page 5


FORM  10-Q  FOR  FISCAL  QUARTER  ENDED  JULY  5,  2005
-------------------------------------------------------

ITEM  4.  CONTROLS  AND  PROCEDURES,  PAGE  20
----------------------------------------------

5. WE HAVE READ YOUR PROPOSED DISCLOSURE PROVIDED IN RESPONSE TO PRIOR COMMENT NUMBER 6. IF YOU CONTINUE TO DESCRIBE THIS REVIEW, PLEASE PROVIDE THE FOLLOWING DISCLOSURES:

     - EXPLAIN HOW "SUFFICIENT" SHOULD BE INTERPRETED BY READERS AND DEFINE THE "INTERNAL CONTROL STANDPOINT" FROM WHICH THE EVALUATION WAS PERFORMED;

     - CLEARLY EXPLAIN HOW THIS EVALUATION AND THE RELATED CONCLUSION DIFFER FROM THOSE DESCRIBED IN ITEMS 307 AND 308 OF REGULATION S-K; AND

     - IDENTIFY THE CONSULTING FIRM AND PROVIDE A SUMMARY OF THEIR RELEVANT QUALIFICATIONS.

     Pomeroy proposes to further revise its Form 10-Q for the fiscal quarter ended July 5, 2005 by removing the disclosure of the review performed by the third party consulting firm contained in Item 4 - Controls and Procedures, Changes in Internal Controls over Financial Reporting. The Company does not believe it is necessary to include the disclosure because the consulting firm performed an assessment over our service revenue manual control processes to determine whether there were any deficiencies and to make recommendations as to how the processes could be improved. We are submitting, as Exhibit A, the Company's proposed revised disclosure (which still includes the revisions to the third paragraph that were proposed by the Company in its letter dated November 1, 2005). We are also including a marked copy of this additional proposed change as Exhibit B.

     Thank you for your comments. If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-8207, or me at (859) 586-0600, ext. 1416.

                                        Sincerely,



                                        /s/  Stephen  E.  Pomeroy,  CEO
                                        ---  --------------------------
                                        Stephen  E.  Pomeroy
                                        Chief  Executive  Officer


cc:  Elizabeth  A.  Horwitz, Esq., Cors & Bassett, LLC
     Frank Criniti, Crowe Chizek and Company LLC


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Securities and Exchange Commission
December 29, 2005
Page 6


                                                                        EXHIBITA
                                                                        --------
[FORM  10-Q  FOR  FISCAL  QUARTER  ENDED  JULY  5,  2005]

ITEM 4-CONTROLS AND PROCEDURES

EVALUATION  OF  DISCLOSURE  CONTROLS  AND  PROCEDURES

The Company maintains disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) designed to provide reasonable assurance that the information required to be reported in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified and pursuant to the regulations of the Securities and Exchange Commission, including controls and procedures designed to ensure that this information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, the Company's disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As more fully described in Item 9A of the Company's Annual Report on Form 10-K/A for the year ended January 5, 2005, the Company reported that it identified material weaknesses in its internal control over financial reporting related to
(1) the accuracy of service billing calculations and revenue recognition related to service activity, and (2) appropriately applying generally accepted accounting principles ensuring the adequacy and completeness of disclosures in the consolidated financial statements as of January 5, 2005. As a result, the Company's management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of January 5, 2005, the Company's disclosure controls and procedures were not effective at a reasonable level of assurance, based on the evaluation of these controls and procedures required by Exchange Act Rules 13(a)-15(e) or 15(d)-15(e).

As a result of the identified material weaknesses, Pomeroy is taking steps to enhance its internal control over financial reporting in an effort to prevent a recurrence of the errors which led to the restatement of the Company's consolidated financial statements for the first quarter ended April 5, 2005. The Audit Committee and management have discussed the matters in detail with Pomeroy's auditor as part of their efforts to enhance Pomeroy's internal controls over financial reporting. Management has developed a plan for addressing each of the material weaknesses; however, as of July 5, 2005, the material weaknesses had not been fully remediated. Accordingly, our Chief Executive Officer and Chief Financial Officer concluded that, as of July 5, 2005, our disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's forms and rules. Despite the material weaknesses, the financial statements reported on Form 10-Q for the fiscal quarter ended July 5, 2005, fairly present, in all material respects, the consolidated financial condition and results of operations of the Company for the fiscal quarters presented.

CHANGES  IN  INTERNAL  CONTROL  OVER  FINANCIAL  REPORTING

Pomeroy IT Solutions, Inc. acquired Alternative Resources Corporation ("ARC") in July of 2004. As previously disclosed in the Company's Form 10-K/A for the year ended January 5, 2005, ARC, whose core competency was the staffing of technical resources for customers, was excluded from management's assessment of internal control over financial reporting. During the three-month period ended April 5, 2005, the integration of the two companies was substantially completed. This integration involved implementing a packaged resource management job order application, and interfacing it with Pomeroy's financial and payroll legacy systems. The completion of this implementation and its integration with other Pomeroy systems paved the way for the full integration of the combined companies' business processes. All financial transactions and financial reporting for the Company are currently maintained in Pomeroy's legacy systems.


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Securities and Exchange Commission
December 29, 2005
Page7


                                                                       EXHIBIT B
                                                                       ---------

[FORM 10-Q FOR FISCAL QUARTER ENDED JULY 5, 2005 - MARKED COPY]

ITEM 4-CONTROLS AND PROCEDURES

EVALUATION  OF  DISCLOSURE  CONTROLS  AND  PROCEDURES

The Company maintains disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) designed to provide reasonable assurance that the information required to be reported in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified and pursuant to the regulations of the Securities and Exchange Commission, including controls and procedures designed to ensure that this information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, the Company's disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As more fully described in Item 9A of the Company's Annual Report on Form 10-K/A for the year ended January 5, 2005, the Company reported that it identified material weaknesses in its internal control over financial reporting related to
(1) the accuracy of service billing calculations and revenue recognition related to service activity, and (2) appropriately applying generally accepted accounting principles ensuring the adequacy and completeness of disclosures in the consolidated financial statements as of January 5, 2005. As a result, the Company's management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of January 5, 2005, the Company's disclosure controls and procedures were not effective at a reasonable level of assurance, based on the evaluation of these controls and procedures required by Exchange Act Rules 13(a)-15(e) or 15(d)-15(e).

As a result of the identified material weaknesses, Pomeroy is taking steps to enhance its internal control over financial reporting in an effort to prevent a recurrence of the errors which led to the restatement of the Company's consolidated financial statements for the first quarter ended April 5, 2005. The Audit Committee and management have discussed the matters in detail with Pomeroy's auditor as part of their efforts to enhance Pomeroy's internal controls over financial reporting. Management has developed a plan for addressing each of the material weaknesses; however, as of July 5, 2005, the material weaknesses had not been fully remediated. Accordingly, our Chief Executive Officer and Chief Financial Officer concluded that, as of July 5, 2005, our disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's forms and rules. Despite the material weaknesses, the financial statements reported on Form 10-Q for the fiscal quarter ended July 5, 2005, fairly present, in all material respects, the consolidated financial condition and results of operations of the Company for the fiscal quarters presented.

CHANGES  IN  INTERNAL  CONTROL  OVER  FINANCIAL  REPORTING

Pomeroy IT Solutions, Inc. acquired Alternative Resources Corporation ("ARC") in July of 2004. As previously disclosed in the Company's Form 10-K/A for the year ended January 5, 2005, ARC, whose core competency was the staffing of technical resources for customers, was excluded from management's assessment of internal control over financial reporting. During the three-month period ended April 5, 2005, the integration of the two companies was substantially completed. This integration involved implementing a packaged resource management job order application, and interfacing it with Pomeroy's financial and payroll legacy systems. The completion of this implementation and its integration with other Pomeroy systems paved the way for the full integration of the combined companies' business


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Securities and Exchange Commission
December 29, 2005
Page 8


processes. All financial transactions and financial reporting for the Company are currently maintained in Pomeroy's legacy systems.

[THE  FOLLOWING TEXT IS THE COMPANY'S PROPOSED DELETION]
The Company has engaged a third party consulting firm to review systems and processes supporting invoicing and revenue recognition for weaknesses which could lead to material misstatement of revenue. The project has been substantially completed as of the date of this filing. The systems and processes reviewed and validated were considered sufficient from an internal control standpoint.